As filed with the Securities and Exchange Commission on June 20, 2006
Registration No. 333-[____]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

XO Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	54-1983517
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
11111 Sunset Hills Road
Reston, Virginia 20190
(502) 357-9000
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Simone Wu, Esq.
Vice President and Acting General Counsel
XO Holdings, Inc.
11111 Sunset Hills Road
Reston, Virginia 20190
(703) 547-2000
(Name, address, including zip code, telephone number, including area code, of agent for service)

Copy to:
Bruce R. Kraus, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

     Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of the Registration Statement as determined by the Registrants.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

			Proposed
		Proposed Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered (1)	Per Unit (2)(3)	Price (2)(3)	Fee (4)
6% Class A Convertible Preferred Stock (liquidation preference $50 per share plus accretion)	1,725,000	$55.92	$96,462,000.00	$10,321.43
Common Stock, $0.01 par value, per share (5)	59,891,558	$4.60	$275,501,166.80	N/A
Total				$10,321.43

(1)	In the event of a stock split, stock dividend or similar transaction, involving the registrant’s common stock, in order to prevent dilution, the number of shares of common stock registered shall automatically increase to cover the additional shares in accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	The proposed maximum offering price per unit will be determined from time to time by the selling shareholder in connection with its sale of the registrant’s 6% Class A Convertible Preferred Stock (the “Class A Preferred Stock”) and common stock registered hereunder.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(d) and (i) under the Securities Act, based on the amount of the liquidation preference with respect to the Class A Preferred Stock as of June 19, 2006.

(4)	Pursuant to Rule 457(i) under the Securities Act, no filing fee is required with respect to the common stock underlying the Class A Preferred Stock.

(5)	As of March 31, 2006, 47,784,891 shares of the registrant’s common stock were issuable upon conversion of the Class A Preferred Stock. Pursuant to the terms of the Class A Preferred Stock, (i) the number of shares of the registrant’s common stock that is issuable upon conversion of the Class A Preferred Stock increases from time to time, and (ii) subject to certain conditions, on January 15, 2010, the registrant must redeem all of the shares of Class A Preferred Stock then outstanding. Accordingly, assuming that none of the Class A Preferred Stock registered hereunder is converted into common stock and all such Class A Preferred Stock remains outstanding on January 15, 2010, as of such date such Class A Preferred Stock would, by its terms, be convertible into 59,891,558 shares of the registrant’s common stock.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this Prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION DATED JUNE 20, 2006
PROSPECTUS
XO Holdings, Inc.
1,725,000 Shares of 6% Class A Convertible Preferred Stock
(Liquidation Preference $50 per share plus Accretion)
and
Shares of Common Stock Issuable Upon Conversion
of such 6% Class A Convertible Preferred Stock

     This prospectus relates to our 6% Class A Convertible Preferred Stock (liquidation preference $50 per share plus accretion) (“Class A Preferred Stock”) and the shares of common stock issuable upon conversion of the Class A Preferred Stock that may be offered and sold to the public by Bear Stearns & Co. Inc., Gracie Capital, LP, H Partners LP, J.P. Morgan Ventures Corporation, Lonestar Partners, LP, River Run Fund Ltd., River Run Partners LP, Scoggin Capital Management, L.P. II, Scoggin International Fund, Ltd., Scoggin Worldwide Fund, Ltd., Third Point Partners LP, Third Point Partners Qualified LP, Third Point Offshore Fund, Ltd., and Third Point Ultra Ltd., collectively as selling shareholders, from time to time, in one or more offerings. The selling shareholders may offer such securities in their discretion at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices. We will not receive any proceeds from sales by the selling shareholders.
     On August 6, 2004, XO Communications, Inc. (the “Predecessor Issuer”), our predecessor issuer, issued 3.8 million shares of its 6% Class A Convertible Preferred Stock to Cardiff Holding LLC (“Cardiff”) and its affiliate, and 200,000 shares of such preferred stock to R2 Investments, LDC, an affiliate of Amalgamated Gadget, L.P. (collectively, “R2 Investors”), for aggregate gross proceeds of $200 million (or $50 per share). This initial offer of the Predecessor Issuer’s 6% Class A Preferred Stock was in the form of a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). In connection with such offer and sale, on August 5, 2004, the Predecessor Issuer entered into a Registration Rights Agreement (as amended from time to time, the “Registration Rights Agreement”) with the initial purchasers of its 6% Class A Convertible Preferred Stock providing for the registration of such preferred stock and the common stock of the Predecessor Issuer into which such preferred stock is convertible under the Securities Act.
     As previously disclosed, on February 28, 2006, the Predecessor Issuer consummated a corporate restructuring pursuant to which the Predecessor Issuer merged with and into its then indirect wholly owned subsidiary, XO Communications, LLC (“XO LLC”), with XO LLC as the entity surviving such merger as our direct wholly owned subsidiary. Pursuant to the merger, among other things, all of the capital stock and other securities of the Predecessor Issuer, including its 6% Class A Convertible Preferred Stock and common stock subject to the Registration Rights Agreement, were converted into the right to receive corresponding capital stock and other securities of XO Holdings, Inc. on a one-for-one basis, and we assumed the rights and obligations of the Predecessor Issuer under the Registration Rights Agreement.
     The Class A Preferred Stock is our most senior equity security in respect of any distribution of our assets upon liquidation. Holders of the Class A Preferred Stock are not entitled to receive cash dividends on such stock. However, the preference payable in respect of each share of Class A Preferred Stock in connection with any liquidation is an amount equal to $50 (the per share issuance price), plus 1.5% per quarter from and after September 30, 2004, compounded quarterly. The Class A Preferred Stock is subject to redemption on January 15, 2010, and under certain other circumstances, at the liquidation preference amount then in effect. In addition, each share of preferred stock is presently convertible into our common stock at a rate equal to the liquidation preference amount then in effect, divided by $4.62 (subject to certain adjustments), which represented a 25.2% premium over the closing price of the Predecessor Issuer’s common stock on August 6, 2004, the date that the Predecessor Issuer’s 6% Class A Convertible Preferred Stock was initially issued.

     For a more detailed description of the Class A Preferred Stock, see “Description of Class A Preferred Stock” beginning on page 14 of this prospectus.
     Our common stock is quoted on the Over the Counter Bulletin Board of The Nasdaq Stock Market, Inc. at www.otcbb.com and in the Pink Sheets at www.pinksheets.com, under the symbol “XOHO.OB,” but is not listed on any national or regional securities exchange or quoted through NASDAQ. On June 19, 2006, the last reported sale price for our common stock on the Over the Counter Bulletin Board of The Nasdaq Stock Market, Inc. was $4.60 per share.
     You should carefully read this prospectus before you decide to invest in these securities.
     See “Risk Factors” on page 4 for a discussion of matters that you should consider before investing in these securities.
     The information contained in this information prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 20, 2006.

i

ABOUT THIS PROSPECTUS
     We urge you to read the entire prospectus, including “Risk Factors,” and the information contained in the public documents that we have filed with the Securities and Exchange Commission (the “Commission”). You should read this prospectus together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”
     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholder will not make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus, as well as the information we have previously filed with the Commission and incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information. Unless otherwise indicated or except where the context otherwise requires:
•	references in this prospectus to “we,” “us,” “our” or similar terms and “Company” mean XO Holdings, Inc., a Delaware corporation;

•	references in this prospectus to “Company common stock” mean the common stock, par value $0.01 per share, of the Company;

•	references in this prospectus to “Predecessor Issuer” mean XO Communications, Inc., a Delaware corporation; and

•	references in this prospectus to “XO LLC” mean XO Communications, LLC, a Delaware limited liability company.

THE COMPANY
     General
     We are a leading facilities-based, competitive telecommunications services provider that delivers a comprehensive array of telecommunications services to business customers. We operate our business in two business units through two primary operating subsidiaries, which we refer to as the Wireless Business and the Wireline Business. Our subsidiary XO LLC, operates our Wireline Business, providing local and long distance voice services, Internet access, private data networking and hosting services through a national telecommunications network consisting of more than 9,100 metro route miles of fiber optic lines connecting 953 unique incumbent local exchange carrier, or ILEC, end-office collocations in 37 U.S. cities. XO LLC operates under the trade name “XO Communications”. Our subsidiary Nextlink Wireless, Inc. operates our Wireless Business, and holds Federal Communications Commission, or FCC, licenses to deliver telecommunications services via local, multipoint distribution service, or LMDS, wireless spectrum in more than 70 U.S. cities. Our Wireless Business is at an early stage of development, and we plan to market our services primarily to telecommunication carriers, business customers, and government agencies.
     Recent Developments
     As previously disclosed, on March 29, 2006 the Equity Purchase Agreement, dated as of November 4, 2005, as amended on March 1, 2006, between the Predecessor Issuer and Elk Associates LLC was terminated by mutual agreement of the parties. That agreement had provided for the sale of our national wireline telecommunications business through the sale of all of the outstanding equity interests in XO LLC, for cash and the assumption of a portion of our outstanding senior secured debt.
     Since the termination of the Equity Purchase Agreement, we have been reevaluating our business operations and the feasibility of a variety of strategic alternatives that may be available to us, including, but not limited to, possibly refinancing our senior secured credit facility, consummating one or more business combinations and divesting certain assets or lines of business. Our consideration of these alternatives remains active, but no final decisions have been made with respect to any of the alternatives under consideration.
     Also as previously disclosed, the termination of the Equity Purchase Agreement rendered moot the relief originally requested in R ² Investments v. Carl C. Icahn, et al. (C.A. No. 1862-N), Allegiance Telecom Liquidating Trust v. Carl C. Icahn, et al. (C.A. No. 1877-N) and Donald J. Hillenmeyer, Jr. v. XO Communications, Inc., et al. (C.A. No. 1880-N), the Delaware Chancery Court litigation challenging the sale of our wireline business as contemplated by such terminated Equity Purchase Agreement (the “Wireline Cases”).
     On June 1, 2006, plaintiffs in the Wireline Cases filed under seal a motion for leave to file an amended consolidated complaint in the Delaware Court of Chancery. The motion is pending in the Delaware Court of Chancery.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the Exchange Act. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations, services, development and deployment of data products and services, operations from our networks, trends related to and expectations regarding the results of operations in future periods and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will” and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and you must recognize that actual results may materially differ from our expectations.
     The operation and actual future results and trends of our business may be subject to the effect of other risks and uncertainties, in addition to the relevant qualifying factors identified in our filings with the Commission and under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, including, but not limited to:
•	general economic conditions in the geographic areas that we are targeting for communications services;

•	the ability to achieve and maintain market penetration and average per customer revenue levels sufficient to provide financial viability to our business;

•	the quality and price of similar or comparable communications services offered or to be offered by our current or future competitors; and

•	future telecommunications-related legislation or regulatory actions.
     Many factors mentioned in our discussion in this prospectus will be important in determining future results and are beyond our control and the control of our management. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.
     We do not undertake any duty to update any forward-looking statement, whether as a result of new information, future events or otherwise, and such forward looking-statements speak only as of the date on which they are made. You are advised, however, to consult any additional disclosures we make in our Forms 10-K, 10-Q and 8-K reports to the Commission.

RISK FACTORS
     Before you invest in our Class A Preferred Stock and/or common stock (including the common stock issuable upon conversion of the Class A Preferred Stock), you should carefully consider the risks involved. These risks include, but are not limited to:
•	the risks referred to below;

•	the risks described in our Annual Report on Form 10-K for the year ended December 31, 2005, as updated by the risks described in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, in each case which are incorporated by reference in this prospectus; and

•	any risks that may be described in other filings we make with the Commission (relating to specific offerings of securities or otherwise).
     As a result of the previously disclosed termination of the Equity Purchase Agreement providing for the sale of our wireline business, as well as certain recent regulatory developments and the grant of additional waivers under our senior secured credit facility (the “Credit Facility”), many of the risk factors contained in the 2005 Annual Report have materially changed. Accordingly, we have updated and restated our risk factors in their entirety below.
     Risks Related to Liquidity, Financial Resources, and Capitalization
The covenants in our senior secured credit facility restrict our financial and operational flexibility, which could have an adverse affect on our results of operations.
     Our senior secured credit facility (the “Credit Facility”) contains covenants that restrict, among other things, the amount of our capital expenditures and our ability to borrow money, grant additional liens on our assets, make particular types of investments or other restricted payments, sell assets or merge or consolidate. A company controlled by Mr. Carl C. Icahn, our Chairman of the Board of Directors and majority stockholder, holds more than 90% of the principal amount of the loans outstanding under the Credit Facility. Because amendments to or waivers of covenants under the Credit Facility generally require the approval or consent of holders of a majority of the outstanding principal amount under the Credit Facility, decisions whether to amend or waive compliance with such covenants by the holders of loans under the Credit Facility can be made by Mr. Icahn, whether or not the other holders agree. The Credit Facility includes a financial covenant requiring us to maintain minimum consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, as determined in accordance with the Credit Facility, for the twelve-month period ending each fiscal quarter. We did not meet this covenant in 2005 and, based on current financial results and our current business plan, we do not expect to comply with this covenant in 2006. We have obtained waivers through June 30, 2007, but it cannot be certain that we will be able to obtain any further waivers of this, or any other, covenant under the Credit Facility.
     If we are not able to (i) amend the Credit Facility covenant to remove the minimum EBITDA requirements or decrease the requirement to a level that management believes can be achieved or (ii) repay the Credit Facility with a new debt or equity offering so that we are in compliance, under the current accounting guidelines we will be required to reclassify the approximately $309 million of its outstanding long term debt to short term debt as of September 30, 2006. While the existing waivers prevent the lenders under the Credit Facility from accelerating repayment of the outstanding indebtedness under the Credit Facility until June 30, 2007, this reclassification would cause a significant deterioration to our disclosed working capital and financial position. The security for the Credit Facility consists of substantially all of our wireline and wireless assets. A default under the Credit Facility could adversely affect our rights, and our ability to perform our obligations, under other commercial agreements.
     The Credit Facility and the existence of the loans under the Credit Facility also could affect our financial and operational flexibility, as follows:
•	they may impair our ability to obtain additional financing in the future;

•	they may limit our flexibility in planning for or reacting to changes in market conditions; and

•	they may cause us to be more vulnerable in the event of a downturn in our business.

We may not prevail in our $50 million claim against the Allegiance Telecom Liquidating Trust, and we may not be successful in defending against the Allegiance Telecom Liquidating Trust’s counterclaim.
     In August 2004, XO Inc. filed an administrative claim against the Allegiance Telecom Liquidating Trust, or ATLT, the successor to the assets and liabilities of Allegiance Telecom, Inc. that XO Inc. did not acquire. All of the rights, duties, obligations and liabilities of XO Inc. in connection with the ATLT administrative claim, as well as any other matters pertaining to or arising from the acquisition by XO Inc. of the Allegiance Telecom assets, were assigned to us by XO Inc., and were consequently assumed by us, pursuant to that certain Assignment and Assumption Agreement, dated as of February 28, 2006. Under this assignment and assumption, we are entitled to exercise the rights previously asserted by XO Inc. in connection with this action.
     XO Inc. initially claimed that it was entitled to approximately $50 million in damages related to a variety of actions taken by Allegiance Telecom and the ATLT. The ATLT filed a counterclaim against XO Inc. in November 2004 seeking damages of approximately $100 million. The case went to trial on May 2, 2005 and has not yet been decided. After the trial, the ATLT reduced its counterclaim to approximately $27.8 million. We have pursued our claims against the ATLT, and we have disputed the ATLT’s counterclaim as being frivolous and without merit. There can be no assurance, however, that we will be successful in recovering the damages to which we believe we are entitled, or that we will successfully defend against the ATLT’s counterclaim, in which case our financial condition and results of operations could be materially and adversely affected.
The agreement to sell our national wireline telecommunications business has been terminated, requiring us to reevaluate the feasibility of our strategic alternatives for addressing our liquidity and financing challenges.
     On November 4, 2005, we entered into the Equity Purchase Agreement with Elk Associates which, as amended on March 1, 2006, provided for the sale of our wireline business. Following that sale, we would have been debt-free, and we expected to have more than $300 million in cash to fund the development of our early stage wireless business and for other corporate purposes. The Equity Purchase Agreement was mutually terminated on March 30, 2006 and, accordingly, the contemplated sale of our wireline business will not occur. Due to the termination of the Equity Purchase Agreement, we are required to reevaluate its strategic direction and the feasibility of alternatives, including possibly refinancing the Credit Facility, consummating one or more business combinations, divesting certain assets and/or raising capital through one or more offerings of debt and/or equity securities. The evaluation of strategic alternatives requires significant management attention and could cause significant uncertainty among our customers, vendors, and employees, as well as with respect to our financial position and operations. There can also be no assurance that we will be able to successfully identify an alternative strategy to the sale of its wireline business in a timely manner, or at all, or that we will successfully execute such strategy. Consequently, the failure of the sale of the wireline business to be consummated could have material adverse consequences on our financial position and results of operations.
We incurred a net loss in the past and, in the near term, may not generate funds from operations sufficient to meet all of our cash requirements.
     For each period since inception, we have incurred net losses. For the year ended December 31, 2005 and the three months ended March 31, 2006, we have posted a net loss attributable to common stockholders of approximately $159.2 million and $46.9 million, respectively. In the near term, we expect to use cash to fund its ongoing capital expenditure requirements.
     Risks Related to Our Wireline Operations
In the event of a substantial failure of our operations support systems, including the systems for sales tracking, order entry and provisioning, and billing, our Disaster Recovery System may not permit the recovery of our systems operations and/or to perform critical aspects of our services for an extended period, which would adversely affect our revenues and/or capital resources.
     Our disaster recovery framework to control and address systems risks is not fully redundant, and we may incur and/or suffer the costs, delays and customer complaints associated with system failures. In addition, our ability to efficiently and accurately provision new orders for services on a timely basis is necessary for us to begin to generate revenue related to those services.

Our rights to the use of the unlit capacity that makes up our network may be affected by the financial health of our fiber providers.
     We possesses the right to use the unlit capacity that is included in our network, particularly in our intercity network, through long-term leases or indefeasible right of use agreements. A bankruptcy or financial collapse of one of these fiber providers could result in a loss of our rights under such leases and agreements with the provider, which in turn could have a negative impact on the integrity of our network, the ability to expand the capacity of our network as its business grows, and ultimately on our results of operations.
We may not be able to continue to connect our network to incumbent local exchange carrier networks or to maintain Internet peering arrangements on favorable terms, which would impair our growth and performance.
     We are required to be a party to interconnection agreements with incumbent local exchange carriers, or ILECs, in order to connect our customers to the public switched telephone network. If we are unable to renegotiate or maintain interconnection agreements in all of our markets on favorable terms, it could adversely affect our ability to provide services in the affected markets.
     Peering agreements with Internet service providers allow us to access the Internet and exchange traffic with these providers. Depending on the relative size of the providers involved, these exchanges may be made without settlement charge. Recently, many Internet service providers that previously offered peering have reduced or eliminated peering relationships or are establishing new, more restrictive criteria for peering and an increasing number of these providers are seeking to impose charges for transit. Increases in costs associated with Internet and exchange transit could have an adverse effect on our margins for our services that require Internet access. We may not be able to renegotiate or maintain peering arrangements on favorable terms, which may impair our growth and performance.
We depend on a limited number of third party service providers for the performance of several of our business operations, including payroll and billing services.
     If any of these third party providers were to experience significant interruptions in their business operations, terminate their agreements with us, or fail to perform the services required under the terms of our contracts with them, our own processing could be materially and adversely affected for an indefinite period of time. There can be no assurance that we would be able to locate alternative providers of such services, or that we could do so at economical rates.
We may be unable to adequately protect our intellectual property or rights to licenses for use of third-party intellectual property, and may be subject to claims that we infringe the intellectual property of others, which could substantially harm our business.
     We rely on a combination of patents, copyrights, and other proprietary technology that we license from third parties. We have been issued several United States and foreign trademarks and may consider filing for additional trademarks in the future. We have also been issued one United States patent and may consider filing for additional patents in the future. However, we cannot assure that any additional patents or trademarks will be issued or that our issued patent or trademarks will be upheld in all cases. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our trademarks or technology or that our competitors or licensors will not independently develop technologies that are substantially equivalent to or superior to ours. In addition, the legal systems in many other countries do not protect intellectual property rights to the same extent as the legal system of the United States. If we are unable to adequately protect our proprietary interests and business information or our present license arrangements, our business, financial condition and results of operations could be adversely affected. Further, the dependence of the telecommunications industry on proprietary technology has resulted in frequent litigation based on allegations of the infringement of patents and other intellectual property. In the future, we may be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation also may be necessary to enforce and protect our trade secrets and other intellectual property rights. Any intellectual property litigation could be costly and cause diversion of management’s attention from the operation of our business. Adverse determinations in any litigation could result in the loss of proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. We could also be subject to court orders preventing us from providing certain services in connection with the delivery of services to our customers.

We experience turnover among our experienced and trained employee base, which could result in our inability to continue performing certain functions and completing certain initiatives in accordance with our existing budgets and operating plans.
     We depend on the performance of our executive officers and key sales, engineering, and operations personnel, many of whom have significant experience in the telecommunications industry and substantial tenures with either us or one of the companies that we have acquired. We experience turnover among our employees as a whole, and if we are not able to retain our executive officers or other key employees, we could experience a material and adverse effect on our financial condition and results of operations. In addition, recruitment and retention of qualified employees remain highly competitive, and there can be no assurance that, if we lose one or more of our senior executives or key employees, we will be able to replace those persons, or, if we are able to replace such persons, that we will be able to do so without incurring significant additional labor costs or disruptions in its operations.
Several customers account for a significant portion of our revenue, and some of our customer agreements may not continue due to bankruptcies, acquisitions, nonrenewal, or other factors.
     We have substantial business relationships with large telecommunications carriers for whom we provide long distance and local transport services. The highly competitive environment and the industry consolidation in the long distance and wireless markets has challenged the financial condition and growth prospects of some of our carrier customers, and has caused such carrier customers to optimize the telecommunications capacity that they utilize among competing telecommunications services providers’ networks, including our own. Replacing this revenue may be difficult because individual enterprise and small to medium business customers tend to place smaller service orders than our larger carrier customers. In addition, pricing pressure on products that we sells to our carrier customers may challenge our ability to grow revenue from carrier customers. As a result, if our larger carrier customers terminate the services they receive from us, our revenues and results of operations could be materially and adversely affected.
     Risks Related to Our Wireless Operations
Our wireless business is in the early stages of development and we may not be able to implement our business strategy or to obtain new customers.
     Our fixed wireless business provides services in an emerging market and is subject to the inherent risks of early stage enterprises. In order to continue the growth and development of the fixed wireless business, significant capital expenditures would be required to, among other things, purchase equipment, acquire service and hub locations and further develop our information technology systems. There can be no assurance that we will successfully grow and develop our fixed wireless business even if such capital expenditures are made. There can also be no assurance that the market will accept our wireless services, or that developments in the communications market that management believes could contribute to the growth of our wireless business will be sustained.
One customer accounts for nearly all of our wireless services revenue.
     We have a business relationship with a large, mobile wireless telecommunications carrier for whom we provide cellular backhaul services (e.g., the movement of telecommunications traffic between cell sites and points of connection to wired networks). As a result, if our relationship with that carrier customer were to deteriorate, or if that carrier customer were to experience significant adverse business developments, our wireless revenues and results of operations could be materially and adversely affected.
Our licenses may not be renewed upon expiration.
     Our spectrum licenses in the local multipoint distribution services, or LMDS, and 39 GHz bands are granted for ten-year terms. The renewal dates for our LMDS licenses are generally in 2008. The renewal dates for our 39 GHz licenses are in 2010. To qualify for renewal of a license, we must demonstrate that we have provided “substantial service” by the end of the license term. The Federal Communication Commission’s, or FCC’s, “substantial service” renewal standard for both LMDS and 39 GHz licensees is intended to provide licensees with flexibility in renewing their licenses. The FCC’s “safe harbor” guidelines provide licensees with a degree of certainty as to how to comply with the requirement, but they are not the only way to demonstrate substantial service.

     The FCC has provided “safe harbor” examples of what would constitute substantial service for a LMDS and 39 GHz licensee. For an LMDS licensee that chooses to offer point-to-multipoint services, a demonstration of coverage to 20% of the population of its licensed area at the ten-year mark would constitute substantial service. In the alternative, for an LMDS licensee that chooses to offer fixed, point-to-point services, the construction of four permanent links per one million people in its licensed area would constitute substantial service. For a 39 GHz licensee, the FCC adopted the safe harbor of four links per million population within a service area for a traditional point-to-point service. The FCC has taken a flexible approach to assessing whether LMDS and 39 GHz licensees are providing substantial services, including, for example, determining that a licensee is providing niche, specialized or technologically sophisticated services.
     While management expects that we will be able to demonstrate that we are providing substantial service for each of our licenses, the FCC may modify its definition of substantial service and, in the future, we may offer services for which the FCC establishes more stringent substantial service requirements. Finally, management expects the our FCC licenses will not be reviewed for substantial service on a company-wide basis but rather on a license-by-license basis. Therefore, it is possible that, if our networks are not built-out in a particular licensed region, the license for that region may be subject to non-renewal, even if it has offered “substantial service” in adjoining areas, or on some, but not all, licenses in that market.
     In addition, the recent termination of the Equity Purchase Agreement relating to the sale of our wireline business may jeopardize the renewal of our LMDS and 39 GHz licenses. Without the liquidity that would have been provided by that sale, and in light of the financing challenges presented by the Credit Facility and our financial performance, there can be no assurance that we will have the available resources to effectively launch the wireless business and meet the FCC’s “substantial service” requirements for the renewal the LMDS licenses.
If we do not secure a waiver of the substantial performance obligations for our A3 Block in New York, we may lose that LMDS license.
     The only exception to our 2008 deadlines for demonstrating that we are providing substantial service through our LMDS licenses relates to our A3 Block of LMDS spectrum in eight core counties in the New York market. While that license was renewed by the FCC through 2016, we must nonetheless demonstrate that we are providing substantial service using this license by March 2007. We submitted a request to the FCC on January 12, 2005 to extend the deadline for construction of the facilities authorized by the A3 Block license in New York until October 2008 to conform with the construction deadline of our other LMDS licenses. This request is still pending with the FCC. If we do not secure a grant of this construction extension request, and waiver of the substantial performance obligation, there is a risk that we may lose that particular LMDS license.
A key aspect of our business strategy is to provide backhaul services for providers of cellular wireless mobile telecommunications, and our business will depend to a substantial degree on the widespread adoption of bandwidth-intensive applications, such as 3G applications.
     One of our primary business strategies is to provide cellular wireless mobile telecommunications companies with backhaul services (e.g., the movement of telecommunications traffic between cell sites and points of connection to wired networks). Demand for backhaul services will depend, to a large extent, on the widespread acceptance and use of so-called third generation (“3G”) mobile wireless technologies, such as high speed data service, video phone capability, telephone photography, streaming video, downloadable music, and video games. The implementation of 3G technologies may require cellular companies to upgrade equipment and make significant capital expenditures, which may be delayed by a number of factors outside of our control. Any delay in implementation could result in reduced demand for backhaul services, which would have a material adverse effect on our ability to generate revenues and expand our business.
We may not be able to successfully execute the necessary real estate transactions, or to negotiate acceptable rates in those agreements for placing antennas and having access to necessary equipment.
     The provision of our services may require that we enter into arrangements with certain property owners in order to attach equipment inside or on the rooftops of buildings where customers are located. Similar agreements may also be required in order to access transmission towers or buildings that we plan to use as hubs or repeaters for its networks. However, we may be unable to enter into access arrangements on favorable terms, or at all, and therefore may be unable to service certain prospective customers. In addition, the general unavailability of transmission towers may hinder the expansion of our networks.

Additional spectrum may become available from the FCC, increasing the number of and/or viability of our competitors or even allowing the Customer’s customers or potential customers to obtain their own spectrum outright, reducing their need to obtain spectrum or services from us.
     Other entities may obtain FCC licenses to operate spectrum in the same markets as us, thereby offering similar capacity with comparable transmission reliability. These entities may decide to enter our business and offer services to telecommunications companies and its other targeted customers. They may be able to offer lower prices than us or may have more spectrum available to use in a given market than us. Alternatively, potential customers may decide to obtain equipment that operates on certain bands of frequencies that the FCC has designated, or may in the future designate, for use without individual FCC licensing.
     For example, the FCC still holds limited amounts of 39 GHz spectrum left over from the initial 39 GHz auction and also is considering a notice of proposed rulemaking relating to the possible auction of the 37 GHz band spectrum, which shares many physical similarities with our spectrum. Successful auctions in the 37 GHz or 39 GHz or other high frequency bands could increase the number of entities that hold the spectrum, and its general availability and could have a material adverse effect on the value of our spectrum. Potential customers that would otherwise use our services could instead decide to acquire spectrum rights in these auctions or obtain services from the winners of those auctions. Unsuccessful auctions of the spectrum may generate low winning bids and could therefore reduce the values of spectrum in neighboring bands, including the value of our spectrum licenses. Alternatively, the FCC may decide to allocate additional spectrum for licensing without auctions to certain classes of users, such as state and local government agencies, that otherwise might be potential customers of our services.
We are dependent on key personnel and our success depends on our ability to attract, train and retain additional qualified personnel.
     The loss of one or more key officers, or our failure to successfully recruit key officers, could impair our ability to successfully build out and operate our services and network. We believes that our future success will also depend on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the wireless communications industry. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel.
FCC regulation of radio frequency emissions and radio frequency environments may increase our costs and/or limit its operations.
     The FCC regulates the health and safety effects of radio frequency emissions for us and other wireless communications providers. Any FCC licensee whose emissions in an area exceed 5% of the total permissible emissions limit is responsible for ensuring that the site meets applicable health and safety requirements. The fixed wireless equipment we use is designed to operate at radio frequency emission levels well below the FCC’s standard. However, if we operate in an area where other higher radio frequency emitters are operating, we could nonetheless be required to cooperate with, and contribute financially to, efforts intended to bring the site within applicable health and safety limits.
     Risks Related to Competition and Our Industry
Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices, which could impair our results.
     New technologies, such as voice over internet protocols, or VoIP, and regulatory changes — particularly those permitting ILECs to provide long distance services — are blurring the distinctions between traditional and emerging telecommunications markets. Additionally, some of our biggest competitors have been freed from certain regulatory requirements that required such competitors to make certain elements of their networks available to competitive local exchange carriers, or CLECs, on just, reasonable, and non-discriminatory rates, terms and conditions. Furthermore, the increasing importance of data services has focused the attention of most telecommunications companies on this growing sector. As a result, a competitor in any of our business areas is potentially a competitor in our other business areas, which could impair our prospects, put downward pressure on prices and adversely affect our operating results.

The telecommunications industry is highly competitive, and has experienced the consolidation of many existing competitors and the introduction of significant new competitors.
     The communications industry is highly competitive. Many of our competitors generate significantly greater revenue, and possess significantly greater assets and financial resources than we do. This competition places downward pressure on prices for local and long distance telephone service and data services, which can adversely affect our operating results. Also, as the technology to deliver VoIP services is improved, more companies will be able to compete with us in our metro markets without constructing or acquiring public switched telephone network assets in those markets. In addition, we could face competition from other companies, such as other competitive carriers, cable television companies, microwave carriers, wireless telephone system operators and private networks built by large end-users. We are much smaller in size and resources than many of our competitors. If we are not able to successfully compete against our larger competitors and the new entrants into the telecommunications market, our financial condition and results of operations could be materially and adversely affected.
We are subject to comprehensive and continually evolving regulation.
     We and some of our services and facilities are regulated by the FCC, states, local zoning authorities, and other governmental entities in a regulatory environment that is becoming more challenging for CLECs. These regulators routinely conduct rulemaking proceedings and issue interpretations of existing rules. These regulatory proceedings could impose additional obligations on us, give rights to competitors, increase our costs, and otherwise adversely affect our ability to implement its business plan. Attempts to limit the basic competitive framework of the Telecom Act could interfere with the successful implementation of our business plan.
     The FCC’s Order on Remand FCC 04-290 of its Triennial Review Order rulemaking proceeding implemented in March 2005 significantly increased costs to CLECs like us for “last mile” access in key geographic areas. Additionally, one of our biggest competitors was recently freed from certain regulatory requirements that required it to make certain packet-switched and optical services available on just and reasonable terms. These and other similar regulatory developments could have detrimental effects on our CLEC business and could affect our ability to develop and implement strategic alternatives to the sale of our wireline business.
     Risks Related to Our Common Stock
An entity owned and controlled by Mr. Icahn is our majority stockholder.
     An entity owned and controlled by Mr. Icahn, Chairman of our Board of Directors, filed an amendment to its Schedule 13D with the Commission on April 28, 2006 disclosing that Mr. Icahn’s beneficial ownership (as defined therein) of our common stock was approximately 58.5% as of such date. As a result of such beneficial ownership, Mr. Icahn has the power to elect all of our directors. Under applicable law and our certificate of incorporation and by-laws, certain actions cannot be taken without the approval of holders of a majority of our voting stock, including, without limitation, mergers and the sale of substantially all of our assets and amendments to our certificate of incorporation and by-laws.
Future sales or issuances of our common stock could adversely affect our stock price and/or our ability to raise capital.
     Future sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock and our ability to raise capital. We filed a registration statement relating to the Company common stock held by the ATLT, which became effective on April 13, 2006. As of such effective date, the ATLT held 45,380,000 shares of our common stock and may publicly resell some or all of those shares.
     As of June 16, 2006, there were 182,001,285 shares of our common stock outstanding. The shares of common stock owned by an entity owned and controlled by Mr. Icahn are restricted shares that may be sold only under a registration statement or an exemption from federal securities registration requirements. Mr. Icahn, through Cardiff, has the right to require us to register under the Securities Act of 1933, as amended, shares of our common stock held by Cardiff and to include shares of our common stock held by Cardiff in certain registration statements filed by us from time to time.
     In addition, as of June 16, 2006, 4,000,000 shares of our Class A Preferred Stock (including the shares of Class A Preferred Stock held by the selling shareholders described in this prospectus) were outstanding. As of March 31, 2006, such shares of Class A Preferred Stock were convertible into 47,784,891 shares of our common stock. However, pursuant to the terms of the Class A Preferred Stock, the number of shares of common stock into which the Class A Preferred Stock is convertible increases from time to time. A majority of the Class A Preferred Stock is held by Cardiff and the remainder is held by various stockholders (including the selling shareholders). Cardiff and such stockholders have the have the right to require us to register the Class A Preferred Stock and the shares of common stock into which it is convertible under the Securities Act, and to include such Class A Preferred Stock and/or common stock in certain registration statements filed by us from time to time.
     We have issued and there remain outstanding three series of warrants to purchase up to an aggregate of approximately 9.5 million, 7.1 million and 7.1 million additional shares of our common stock, at exercise prices of $6.25, $7.50 and $10.00 per share, respectively. The warrants will expire on January 16, 2010.
     Under the Company’s 2002 Stock Incentive Plan, we are authorized to issue awards for up to 17.6 million shares of our common stock in the form of restricted stock or options to purchase stock. We have options outstanding to purchase approximately 9.0 million shares of common stock reserved for issuance under the 2002 Stock Incentive Plan as of March 31, 2006. Unless surrendered or cancelled earlier under the terms of the 2002 Stock Incentive Plan, those options will expire beginning in 2013.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The Company’s ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated are as follows:

		Successor (2)				Predecessor (2)

	Three Months		Year Ended			Year Ended
	Ended
	March 31,		December 31,			December 31,
	2006	2005	2005	2004	2003	2002	2001

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings to combined fixed charges and preferred stock dividends (in millions) (3) (4)	$47.5	$46.7	$162.1	$413.8	$105.2	$1,552.4	$2,257.3

N/A – Not Applicable

(1)	For purposes of computing the foregoing ratio, earnings are calculated by adding (i) income (loss) from continuing operations before income taxes plus (ii) fixed charges, as defined, exclusive of capitalized interest, plus (iii) amortization of capitalized interest. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and one-third of rent expense, which is deemed to be representative of that portion of rental expense estimated to be attributable to interest. Preferred Stock dividends also includes accretion of Preferred Stock redemption value.

(2)	On January 16, 2003, XO Inc. emerged from bankruptcy and applied the fresh start reporting provisions of Statement of Position 90-7, effective as of January 1, 2003. Fresh start reporting required that the Company adjust the historical cost of its assets and liabilities to their fair values as determined by its reorganization value. Income (loss) from continuing operations for the years ended December 31, 2005, 2004 and 2003 reflects the impact of adopting fresh start reporting as of January 1, 2003, and is therefore not comparable to income (loss) from continuing operations for the years ended December 31, 2002 and 2001. Upon emergence from bankruptcy, XO Inc. recognized a net reorganization gain of $3,032.3 million, which is not presented in the above table.

(3)	Income (loss) from continuing operations includes the accounts and activities of the businesses we acquired from Allegiance Telecom, Inc. from June 23, 2004, the acquisition date, through March 31, 2006.

(4)	In 2004, income (loss) from continuing operations included a $212.5 million charge for impairment of goodwill. In 2003, income (loss) from continuing operations included a $33.5 million gain on investment sales. In 2002 and 2001, income (loss) from continuing operations included asset impairment and restructuring charges of $480 million and $509 million, respectively. In 2001, income (loss) from continuing operations included a gain of $345.0 million resulting from the repurchase of certain of XO Inc.’s senior notes.
USE OF PROCEEDS
     All sales of the Class A Preferred Stock and common stock will be by or for the account of the selling shareholders named in this prospectus, in any supplement to this prospectus or in an amendment to the registration statement of which this prospectus forms a part. We will not receive any proceeds from the sale by any selling shareholders of the Class A Preferred Stock or the issue of or subsequent sale by any selling shareholders of the Company common stock issuable upon exercise of the conversion right attached to the Class A Preferred Stock. Under the terms of the Registration Rights Agreement entered into with representatives of the initial purchasers, we have agreed, among other things, to pay all of the expenses incidental to the registration and sale of the securities covered by this prospectus, excluding underwriting discounts and selling commissions (which discounts and commissions will be paid by the selling shareholders).
THE SELLING SHAREHOLDERS
     We issued the Class A Preferred Stock in a private placement exempt from the registration requirements of the Securities Act. Through this prospectus and related registration statement, we are registering 1,725,000 shares of the Class A Preferred Stock as well as the shares of our common stock issuable upon conversion of such Class A Preferred Stock for selling shareholders who acquired their holdings of Class A Preferred Stock through transfers subsequent to the initial private placement of such Class A Preferred Stock. The shares of our Class A Preferred Stock and common stock now being registered are owned, as of the date of this prospectus, by the selling shareholders listed in the tables below.
     The tables below present information regarding the beneficial ownership by the selling shareholders of our Class A Preferred Stock and common stock, respectively, as of June 19, 2006. For the purposes of computing the number and percentage of shares beneficially owned by a selling shareholder on June 19, 2006, any shares which such selling shareholder has the right to acquire within 60 days after such date are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other selling shareholder. Therefore, the table presenting common stock ownership assumes the conversion of a selling shareholder’s Class A Preferred Stock into common stock for the purpose of calculating the number of shares of our common stock held by such selling shareholder and the percentage ownership represented thereby.
Class A Preferred Stock:

	Shares Owned Prior to Offering		Maximum Number	Shares Owned After the Offering
	under this Prospectus		of Shares Offered	under this Prospectus(2)
Selling Shareholder	Number(1)	Percentage	Under Prospectus	Number	Percentage

Bear, Stearns & Co. Inc.	137,651	3.4%	137,651	0	*
Gracie Capital LP	126,200	3.2%	126,200	0	*
H Partners LP	25,000	*	25,000	0	*
J.P. Morgan Ventures Corporation	451,549	11.3%	451,549	0	*
Lonestar Partners, LP	90,143	2.3%	90,143	0	*
River Run Fund Ltd.	45,745	1.1%	45,745	0	*
River Run Partners LP	37,426	*	37,426	0	*
Scoggin Capital Management, L.P. II	30,000	*	30,000	0	*

	Shares Owned Prior to Offering		Maximum Number	Shares Owned After the Offering
	under this Prospectus		of Shares Offered	under this Prospectus(2)
Selling Shareholder	Number(1)	Percentage	Under Prospectus	Number	Percentage
Scoggin International Fund, Ltd.	30,000	*	30,000	0	*
Scoggin Worldwide Fund, Ltd.	30,143	*	30,143	0	*
Third Point Partners LP	86,537	2.2%	86,537	0	*
Third Point Partners Qualified LP	50,480	1.3%	50,480	0	*
Third Point Offshore Fund, Ltd.	490,377	12.3%	490,377	0	*
Third Point Ultra Ltd.	93,749	2.3%	93,749	0	*

*	Less than one percent.

(1)	Share numbers based on information provided by the selling shareholders.

(2)	We do not know when or in what amounts the selling shareholders may offer their shares for sale. Therefore, for the purposes of this table only, we assume that the selling shareholders sell the maximum number of shares of our Class A Preferred Stock that may be offered by them under this prospectus.
Common Stock:

	Shares Owned Prior to Offering		Maximum Number	Shares Owned After the Offering
	under this Prospectus		of Shares Offered	under this Prospectus (3)
Selling Shareholder	Number(1)(2)	Percentage (2)	Under Prospectus	Number (2)	Percentage (2)

Bear, Stearns & Co. Inc.	1,644,409	*	1,644,409	0	*
Gracie Capital LP	1,507,613	*	1,507,613	0	*
H Partners LP	848,656	*	298,656	550,000	*
J.P. Morgan Ventures Corporation (4)	7,948,093	4.2%	5,394,305	2,553,788	1.4%
Lonestar Partners, LP	1,576,868	*	1,076,868	500,000	*
River Run Fund Ltd.	1,390,445	*	546,480	843,965	*
River Run Partners LP	1,137,384	*	447,099	690,285	*
Scoggin Capital Management, L.P. II	358,387	*	358,387	0	*
Scoggin International Fund, Ltd.	358,387	*	358,387	0	*
Scoggin Worldwide Fund, Ltd.	360,095	*	360,095	0	*
Third Point Partners LP (5)	1,319,190	*	1,033,790	285,400	*
Third Point Partners Qualified LP (5)	789,645	*	603,045	186,600	*
Third Point Offshore Fund, Ltd. (5)	7,494,453	4.0%	5,858,153	1,636,300	*
Third Point Ultra Ltd. (5)	1,403,746	*	1,119,946	283,800	*

*	Less than one percent.

(1)	Share numbers based on information provided by the selling shareholders.

(2)	Common stock numbers and percentages include shares issuable upon conversion of Class A Preferred Stock as well as common stock acquired by the selling shareholders through other means. The amount of shares issuable upon conversion of the Class A Preferred Stock was calculated based on the applicable conversion rate as of March 31, 2006, the most recent accretion date for the Class A Preferred Stock.

(3)	We do not know when or in what amounts the selling shareholders may offer their shares for sale. Therefore, for the purposes of this table only, we assume that the selling shareholders sell the maximum number of shares of our common stock that may be offered by them under this prospectus.

(4)	In addition, an affiliate of J.P. Morgan Ventures Corporation owns 1,540,000 shares of our common stock.

(5)	In addition, an affiliate of Third Point Partners LP, Third Point Partners Qualified LP, Third Point Offshore Fund, Ltd. and Third Point Ultra Ltd. owns 171,600 shares of our common stock.
     We have been advised that Bear Wagner Specialist, LLC, an affiliate of Bear, Stearns & Co. Inc., acted as a specialist with respect to options relating to the common stock of the Predecessor Issuer on the American Stock Exchange. In addition, the Company provides or has provided telecommunications services to Bear, Stearns & Co. Inc. within the past three years.
     Certain of the selling shareholders and/or their affiliates provide or from time to time have provided or in the future may provide certain investment banking and other services to us and/or our affiliates and subsidiaries, for which they receive or have received customary fees and commissions or for which we expect them to receive customary fees and commissions. In addition, affiliates of certain of the selling shareholders from time to time have acted or in the future may act as agents and lenders to us and/or our affiliates and subsidiaries under our credit facility, for which services they have received or expect to receive customary compensation.
     Other than the relationships discussed above, we are not aware of any position, office, or any other material relationship of any of the selling shareholders named above with the registrant or any of its predecessors or affiliates within the past three years.
DESCRIPTION OF CLASS A PREFERRED STOCK
     This section describes the general terms and provisions of the Company’s Class A Preferred Stock and the Registration Rights Agreement. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended, the Company’s Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and other Special Rights of the 6% Class A Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the “Certificate of Designations”), and the Company’s Bylaws, as amended, each of which were previously filed as an exhibit to the Company’s disclosure on Form 8-K, and the Registration Rights Agreement filed with the Commission by the Predecessor Issuer and the amendment to the Registration Statement filed as an exhibit to the Company’s disclosure on Form 8-K, each of which documents and instruments is incorporated by reference in this prospectus. You should read the Company’s Certificate of Incorporation, Certificate of Designations and Bylaws and the Registration Rights Agreement, copies of which are available from us upon request at the address set forth under the heading “Where You Can Find More Information,” for additional information before you purchase any shares of Class A Preferred Stock or any Company common stock issuable upon conversion thereof.
General
     Under our Certificate of Incorporation, our Board of Directors is authorized to issue up to 200,000,000 shares of undesignated preferred stock, par value $0.01 per share, in one or more series, with such designations, relative rights, preferences and limitations as set forth in the resolutions providing for such shares, and subject to the limitations contained in the certificate of incorporation. On August 4, 2004, the Board of Directors of the Predecessor Issuer authorized and designated the 6% Class A Convertible Preferred Stock of the Predecessor Issuer, with such rights, preferences, and limitations as set forth in an amendment to the Predecessor’s certificate of incorporation containing substantially identical terms as those contained in the Certificate of Designations. As previously disclosed, on February 28, 2006, the Predecessor Issuer consummated a corporate restructuring pursuant to which the Predecessor Issuer merged with and into its then indirect wholly owned subsidiary, XO LLC, with XO LLC as the entity surviving such merger as our direct wholly owned subsidiary. Pursuant to the merger, among other things, all of the capital stock and other securities of the Predecessor Issuer, including its 6% Class A Convertible Preferred Stock and common stock subject to the Registration Rights Agreement, were converted into the right to receive corresponding capital stock and other securities of XO Holdings on a one-for-one basis, and we assumed the rights and obligations of the Predecessor Issuer under the Registration Rights Agreement.
     XO Holdings executed and enacted the Certificate of Designation on February 28, 2006, thereby establishing our Class A Preferred Stock, in connection with the Predecessor Issuer’s corporate restructuring. Under the Certificate of

Designations, the number of shares of Class A Preferred Stock may not exceed 4,000,000 and the liquidation preference of such shares is $50 per share plus the aggregate amount of accretion over time, as discussed below (the “Liquidation Preference”). On August 6, 2004, the Predecessor Issuer issued 3,800,000 shares of its 6% Class A Convertible Preferred Stock to Cardiff and its affiliate, and 200,000 shares of such preferred stock to the R2 Investors for aggregate gross proceeds of $200 million (or $50 per share). Such initial purchasers entered into the Registration Rights Agreement, pursuant to which (as assumed by us in connection with the restructuring) shares of the Class A Preferred Stock are now being registered.
     Ranking
     The Class A Preferred Stock ranks, with respect to rights on liquidation, winding-up and dissolution, (i) senior to each other class of capital stock outstanding or established hereafter by the Company the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Class A Preferred Stock as to rights on liquidation, winding-up and dissolution of the Company (collectively referred to as “Junior Shares”); (ii) on a parity with each other class or series of preferred stock established hereafter by the Company the terms of which expressly provide that such class or series will rank on a parity with the Class A Preferred Stock as to rights on liquidation, winding-up and dissolution (collectively referred to as “Parity Shares”); and (iii) junior to each other class or series of preferred stock established after the date hereof by the Company the terms of which expressly provide that such class or series will rank senior to the Class A Preferred Stock as to rights upon liquidation, winding-up and dissolution of the Company (collectively referred to as “Senior Shares”). As of the date of this prospectus, the Class A Preferred Stock is the most senior equity security of the Company in respect of any distribution of its assets upon liquidation.
     Dividends
     The holders of Class A Preferred Stock are not entitled to receive cash dividends on such stock.
     Liquidation Preference
     The Liquidation Preference is $50 plus accretion in value over time. Accretion of the Liquidation Preference of each share of Class A Preferred Stock commenced on September 30, 2004. Such accretion has occurred and will continue to occur quarterly on each March 31, June 30, September 30 and December 31 of each year (each an “Accretion Date”) at the rate of 1.5% per quarter on the Liquidation Preference as in effect immediately prior to such Accretion Date. Accretion will continue until the earlier of (i) the date such shares are redeemed by the Company (the “Redemption Date”), (ii) the date such shares are converted into Company common stock and (iii) the date of any voluntary or involuntary liquidation, dissolution or winding-up of affairs of the Company. For any accretion period which is less than a full quarter, the Liquidation Preference will accrete in an amount to be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed.
     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of affairs of the Company, the holders of shares of Class A Preferred Stock then outstanding will be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, an amount in cash equal to the Liquidation Preference (including the aggregate amount of any accretion at such time) at such time before any payment shall be made or any assets distributed to the holders of any of the Junior Shares. If the assets of the Company are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of Class A Preferred Stock and all Parity Shares, then the holders of all such securities will share equally and ratably in such distribution of assets in proportion to the full Liquidation Preference at such time. The Company is not required to declare, pay or set apart any amounts for the payment of the Liquidation Preference.
     Conversion Rights
     Each share of Class A Preferred Stock may be converted into shares of Company common stock on any date at the option of the holder of such share at a rate equal to the Liquidation Preference as of such date divided by $4.62, as adjusted in the manner discussed in the “Conversion Price Adjustment” section below (such price, subject to adjustment, the “Conversion Price”). The right to convert a share of Class A Preferred Stock will cease at the close of business on the Redemption Date for such share.
     The right of conversion attaching to any shares of Class A Preferred Stock may be exercised by the holder of such shares by delivering the shares to be converted to the office of the conversion agent designated by the Company, accompanied by a duly signed and completed notice of conversion in form reasonably satisfactory to the conversion agent. The conversion date will be the date on which the shares of 6% Class A Convertible Preferred Stock and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the conversion agent a certificate or certificates for the number of full shares of Company common stock issuable upon conversion, with any fractional shares rounded up to full shares or, at the Company’s option, payment in cash in lieu of any fraction of a share, based on the market price (determined in accordance with the Certificate of Designations) of the Company common stock on the trading day preceding the conversion date. No payment or adjustment for dividends, or for any dividends in respect of shares of Company common stock, will be made upon conversion. Holders of Company common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record time before the close of business on the conversion date.
     The Company will pay any and all taxes that may be payable in respect of the issue or delivery of shares of Company common stock on conversion of Class A Preferred Stock. The Company will not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Company common stock in a name other than that in which the Class A Preferred Stock so converted were registered, and no such issue or delivery may be made unless and until the person requesting such issue has paid to the conversion agent the amount of any such tax, or has established to the satisfaction of the conversion agent that such tax has been paid.
     Conversion Price Adjustment
     The Conversion Price of the Class A Preferred Stock is subject to adjustment (in accordance with formulas set forth in the Certificate of Designations) upon the occurrence of certain events, including, among others, the following:
•	Changes in Capital Stock: There will be an adjustment if the Company (i) pays a dividend or makes a distribution on common stock, in each case, consisting of shares of Company common stock, (ii) subdivides its outstanding shares of Company common stock into a larger number of shares of Company common stock (including by means of a stock split), (iii) combines its outstanding shares of Company common stock into a smaller number of shares of Company common Stock or (iv) issues, in a reclassification of the Company common stock, other securities of the Company (including any such reclassification in connection with a consolidation or merger of the Company in which the Company is the surviving entity).

•	Distributions: There will be an adjustment if the Company distributes to all holders of Company common stock (including any such distribution made to the shareholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness, shares of another class of its capital stock, cash or other property of any nature (other than distributions and dividends payable in shares of common stock and quarterly cash dividends not exceeding 5% of the value of all Company common stock outstanding), or any options, warrants or other rights to subscribe for or purchase any of the foregoing.

•	Reorganization, Reclassification, Consolidation, Merger or Sale: There will be an adjustment if any capital reorganization of the Company, or any reclassification of the Company common stock, or any consolidation or merger of the Company with or into any other entity, or any sale, lease or other transfer of all or substantially all of the assets of the Company to any other entity, shall be effected in such a way that the holders of the Company common stock would be entitled to receive (either directly or upon subsequent liquidation) stock, securities, cash or other property (whether such stock, securities, cash or other property are issued or distributed by the Company or any other person) with respect to or in exchange for the common stock.

•	Below Market Equity Issuances: There will be an adjustment if at any time or from time to time the Company issues or sells, or is deemed to issue or sell any shares of Company common stock, options to purchase or rights to subscribe for Company common stock, securities by their terms convertible into or exchangeable for Company common stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities for consideration per share of Company common stock less than (x) in the case of a public offering, the closing price on the principal exchange on which the Company common stock is quoted on the day before the pricing of such offering and (y) in all other cases, the market price per share of Company common stock as of the date immediately prior to the first public announcement of such transaction (or consummation of such transaction if the Company common stock is not then publicly traded), or the record date for determination of shareholders entitled to receive (or purchase) such rights, options, warrants, or convertible securities (or options to purchase convertible securities) in the case of a distribution or issuance thereof in respect of the Company’s capital stock.

     The adjustment events listed above are discussed in much greater detail in the Certificate of Designations and should be read in conjunction therewith.
     The Board of Directors will make such additional adjustments in the application of such provisions as it deems necessary or appropriate in its sole discretion, to effectuate the essential intent and principles established in the Certificate of Designations necessary to preserve the conversion rights exercisable by the holders of Class A Preferred Stock, and to avoid or diminish any income tax to any holders of common stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such (i) for federal income tax purposes or (ii) for any other reasons related to taxes. No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the number of shares of common stock that Class A Preferred Stock can be converted to upon conversion. However, any adjustments that are not required to be made due to the one percent threshold shall be carried forward and taken into account in any subsequent adjustment.
     Redemption
     On January 15, 2010, the Company must redeem in cash all of the shares of Class A Preferred Stock then outstanding at a redemption price equal to 100% of the Liquidation Preference per share as of the Redemption Date.
     Upon a “Change of Control” (within the meaning of the Certificate of Designations) of the Company, a holder of Class A Preferred Stock may demand that the Company redeems in cash all, but not less than all, of the Class A Preferred Stock held by such holder at a price equal to 100% of the Liquidation Preference per share as of the Redemption Date.
     The Class A Preferred Stock will be redeemable at the option of the Company at any time after August 6, 2007 (the third anniversary of the issue date) for a cash price equal to 100% of the Liquidation Preference per share as of the Redemption Date. However, such optional redemptions are only available to the Company if the market price of the Company common stock equals or exceeds 250% of the Conversion Price for 20 trading days in any period of 30 consecutive trading days.
     At least 30 and not more than 60 days prior to the Redemption Date, written notice of redemption with instructions must be given by the Company to each holder of Class A Preferred Stock.
     Voting Rights
     Each issued and outstanding share of Class A Preferred Stock is entitled to the number of votes equal to the number of shares of Company common stock into which such share of Class A Preferred Stock is convertible (as may be adjusted from time to time) at each meeting of stockholders of the Company (or pursuant to any action by written consent) with respect to any and all matters presented to the stockholders of the Company for their action or consideration and as otherwise required by Delaware law. Except as provided by law, holders of shares of Class A Preferred Stock vote together with the holders of Company common stock as a single class.
     Registration Rights Agreement
     The Predecessor Issuer entered into, and we assumed it rights and obligations under, the Registration Rights Agreement with the initial purchasers of the Predecessor Issuer’s Class A Preferred Stock, pursuant to which we are obligated, if requested to do so by any holder of shares of Class A Preferred Stock, to register under the Securities Act all or part of such holder’s (i) shares of Class A Preferred Stock, (ii) Company common stock issued or issuable upon conversion of any Class A Preferred Stock, and/or (iii) Company common stock issued with respect to the Class A Preferred by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or otherwise (collectively, the “Registrable Securities”). Under the Registration Rights Agreement, we are obligated to use reasonable best efforts to effect the registration statement under the Securities Act of the Registrable Securities as expeditiously as possible, but in any event within 180 days of such request. We are also obligated to notify the other holders of Class A Preferred Stock of any such request for registration within 10 days of receipt of a request and offer to register Registrable Securities of the other holders in such registration.
     If we effect a registration of Registrable Securities by means of shelf registration pursuant to Rule 415 under the Securities Act (a “Shelf Registration Statement”), in addition to the other requirements contained herein, the Company must, at its cost, use its reasonable best efforts to keep the Shelf Registration Statement continuously effective in order to permit the prospectus forming a part thereof to be usable by the sellers of Registrable Securities covered by the Shelf Registration Statement until such time as all the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or cease to be outstanding (the “Effectiveness Period”). However, the Effectiveness Period in respect of the Shelf Registration Statement will be extended to the extent required to permit dealers to comply with the applicable prospectus delivery requirements under the Securities Act and as otherwise provided in the Registration Rights Agreement.
     We shall pay all expenses incident to the registration and disposition of the Registrable Securities pursuant to the Registration Rights Agreement, including, without limitation, all registration, filing and applicable national securities exchange fees, all fees and expenses of complying with state securities or blue sky laws (including fees and disbursements of counsel to the underwriters or the sellers of Registrable Securities in connection with “blue sky” qualification of the Registrable Securities and determination of their eligibility for investment under the laws of the various jurisdictions), all word processing, duplicating and printing expenses, all messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of “cold comfort” letters or any special audits required by, or incident to, such registration, all fees and disbursements of underwriters (other than underwriting discounts and commissions), all transfer taxes, and all fees and expenses of counsel to the Purchasers. However, the sellers of Registrable Securities shall pay underwriting discounts and commissions in respect of the Registrable Securities being registered.
DESCRIPTION OF COMPANY COMMON STOCK
     This section describes the general terms and provisions of the Company’s common stock. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended, and the Company’s Bylaws, as amended, each of which were previously filed as an exhibit to the Company’s disclosure on Form 8-K, each of which is incorporated by reference in this prospectus. You should read the Company’s Certificate of Incorporation and Bylaws for additional information before you purchase any shares of Company common stock.
General
     The Company’s Certificate of Incorporation provides that the Company may issue up to 1,000,000,000 shares of common stock, par value $0.01 per share. As of June 16, 2006, 182,001,285 shares of common stock were issued and outstanding. On June 19, 2006, the last reported sale price of Company common stock was $4.60 per share. The Predecessor Issuer’s common stock began trading shortly after the first distribution of common stock pursuant to its Plan of Reorganization on January 3, 2003 and traded on the Over the Counter Bulletin Board of The Nasdaq Stock Market, Inc. (the “OTCBB”) and in the pink sheets under the symbol “XOCM.OB.” The Company common stock trades on the OTCBB and in the pink sheets under the symbol “XOHO.OB”
     The following table shows, for the periods indicated, the high and low closing bid prices for Company common stock, which includes periods that related to the Predecessor Issuer, each as reported by the OTCBB.

	2006		2005		2004

	High	Low	High	Low	High	Low

First Quarter	$3.97	$1.80	$3.37	$2.30	$7.90	$4.98
Second Quarter	N/A	N/A	$3.09	$1.75	$5.70	$3.33
Third Quarter	N/A	N/A	$3.01	$2.22	$4.00	$3.16
Fourth Quarter	N/A	N/A	$2.63	$1.76	$3.62	$2.67
     All shares of common stock offered hereby, when issued, will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of capital stock and to certain provisions of our Certificate of Incorporation, holders of shares of Company common stock are entitled to receive distributions if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities. We may make distributions from time to time.
     Holders of shares of common stock have no conversion, sinking fund, redemption or preemptive rights to subscribe for any of our securities. Subject to certain provisions of our Certificate of Incorporation, shares of Company common stock have equal distribution, liquidation and other rights.

Dividend Policy
     We do not intend to declare or pay nor has the Predecessor Issuer ever declared or paid any cash dividend on the Company common stock. Our Amended and Restated Credit and Guaranty Agreement, dated as of January 16, 2003, as amended, by and among the Predecessor Issuer, certain subsidiaries of the Company, Mizuho Corporate Bank, Ltd. and various Lenders named therein (the “senior secured credit facility”) restricts our ability to pay cash dividends on the Company common stock.
PLAN OF DISTRIBUTION
     We are registering shares of Class A Preferred Stock and Company common stock on behalf of the selling shareholders to permit public secondary trading of these securities. For purposes of this plan of distribution, the selling shareholders also include any donee, pledge, transferee or other successor-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares of Class A Preferred Stock or Company common stock offered by this prospectus will be borne by us, other than underwriter discounts and brokerage commissions, if any, attributable to the sale of shares of Class A Preferred Stock and Company common stock, which such discounts and commissions will be borne by the selling shareholders.
     Sales of shares of Class A Preferred Stock or Company common stock may be effected by the selling shareholders from time to time in one or more types of transactions, including (i) block transactions on a quotation system or market on which our shares are listed from time to time; (ii) in negotiated transactions; (iii) through put or call option transactions relating to such securities; (iv) through short sales of such securities or (v) any combination of these methods of sale, each at either market prices prevailing at the time of such transaction or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not, as of the date of this prospectus, entered into any agreement, understanding or arrangement with any underwriter or broker-dealer regarding the sale of its shares of Company common stock, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares of Class A Preferred Stock or Company common stock by the selling shareholders.
     The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, such broker-dealers and financial institutions may engage in short sales (i) of shares of Class A Preferred Stock or Company common stock or (ii) of securities convertible into or exchangeable for shares of Class A Preferred Stock or Company common stock in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealers and financial institutions of shares of Class A Preferred Stock or Company common stock offered by this prospectus, which shares may be resold by the broker-dealer or financial institution, pursuant to this prospectus (as amended or supplemented to reflect such transaction).
     The selling shareholders may sell shares of Class A Preferred Stock or Company common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares of Class A Preferred Stock or Company common stock for whom these broker-dealers may act as agents or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
     The selling shareholders and any broker-dealer that act in connection with the sale of shares of Class A Preferred Stock or Company common stock may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by the selling shareholders or such broker-dealer or any profit on the resale of the shares of Company common stock sold by the selling shareholders or the broker-dealer while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Additionally, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Company common stock against certain liabilities, including liabilities arising under the Securities Act.
     The Company has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     The selling shareholders may resell all or a portion of their shares of Class A Preferred Stock or Company common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.
     Upon the Company being notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:
•	the name of the selling shareholders and each of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which such shares are to be sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.
LEGAL MATTERS
     The validity of the Company common stock offered in this registration statement on Form S-3 has been passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. The selling shareholders are being, and will be, advised about other issues relating to the Company common stock by their own legal counsel.
EXPERTS
     The consolidated financial statements and schedule of the Predecessor Issuer as of December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004, the period from January 1, 2003 to December 31, 2003 (the “XO Period”) and for the portion of January 1, 2003 (the “Predecessor XO Period”), related to the Predecessor Issuer’s reorganization gain, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference to the annual report on form 10-K of the Company for the year ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP (or KPMG), an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.
     KPMG’s report dated March 16, 2006, on the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2005, contains an explanatory paragraph indicating that, as discussed in note 22 of the consolidated financial statements, on January 16, 2003, the Predecessor Issuer emerged from bankruptcy. The consolidated financial statements of the Predecessor Issuer reflect the impacts of adjustments to reflect the fair value of assets and liabilities under fresh start reporting, which was applied effective January 1, 2003. As a result, the consolidated financial statements relating to the XO Period are presented on a different basis than those relating to the Predecessor XO Period and, therefore, are not comparable in all respects.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus is part of a registration statement on Form S-3 that was filed with the Commission. This prospectus does not contain all of the information set forth in the registration statement. Some items may have been omitted from the prospectus as permitted by the rules and regulations of the Commission. You should refer to the registration statement and its accompanying exhibits for further information with respect to the Company as the provisions of any contract, agreement or other document discussed herein are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, please refer to the exhibit for a more complete description of the matter involved.
     We are subject to the informational requirements of the Securities and Exchange Act, as amended (the “Exchange Act”), and in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available over the Internet on the Commission’s website at www.sec.gov. You also may read and copy any documents that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges. Information about us, including our most recent Exchange Act filings, is also available on our website at www.xo.com. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.
INCORPORATION OF DOCUMENTS BY REFERENCE
     We are incorporating by reference in this prospectus the information we file with the Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We are incorporating by reference the Company’s documents listed below and any future filings the Company may make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the securities offered under this prospectus are sold:
•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	the Company’s Proxy Statement on Schedule 14A filed with the Commission on June 5, 2006;

•	the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2006; and

•	the Company’s Current Reports on Form 8-K filed on January 9, 2006, March 6, 2006 (which incorporates the Company’s Certificate of Incorporation, Certificate of Designations and Bylaws as exhibits 3.1, 3.2 and 3.3 and which we are also incorporating by reference herein), March 31, 2006, April 28, 2006, as amended by the Current Report filed on May 2, 2006 (which incorporates Amendment No. 1 to the Registration Rights Agreement, dated April 28, 2006, as exhibit 10.2 and which we are also incorporating by reference herein), and May 15, 2006.
     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:
General Counsel
XO Holdings, Inc.
11111 Sunset Hills Road
Reston, Virginia 20190
(703) 547-2000
     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

XO Holdings, Inc.
1,725,000 Shares of 6% Class A Convertible Preferred Stock
(Liquidation Preference $50 per share plus Accretion)
and
Shares of Common Stock Issuable Upon Conversion
of such 6% Class A Convertible Preferred Stock
PROSPECTUS
Dated [ ______ ] , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the securities being registered hereunder being borne by the registrant.

Registration Fee under Securities Act of 1933	$10,321.43
Blue Sky Fees and Expenses	$0
Legal Fees and Expenses	$30,000
Accounting Fees and Expenses	$40,000
Printing and Engraving	$0
Miscellaneous Fees and Expenses	$1,500

Total	$81,821.43

Item 15. Indemnification of Directors and Officers
     The Company is a Delaware corporation. In its Certificate of Incorporation, the Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the “Delaware Law” or “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director will personally receive a benefit in money, property or services to which the director is not legally entitled.
     The Company also has adopted indemnification provisions pursuant to Section 145 of the Delaware Law, which provides that a corporation may indemnify any person who is or was a party to any actual or threatened legal action, whether criminal, civil, administrative or investigative, by reason of the fact that the person is or was an officer, director or agent of the corporation, or is or was serving at the request of the corporation as a director, officer or agent of another corporation, partnership or other enterprise, against expenses (including attorney’s fees), judgments, fines and settlement payments reasonably and actually incurred by him or her in connection with such proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful, except that, with respect to any legal action by or in the right of the corporation itself, an officer, director or agent of the corporation is entitled to indemnification only for expenses (including attorney’s fees) reasonably and actually incurred, and is not entitled to indemnification in respect of any claim, issue or matter as to which he or she is found liable to the corporation, unless the court determines otherwise.
     Expenses incurred in defending a proceeding by a person in his or her capacity as one of the Company’s directors (and not in any other capacity in which service was or is rendered by such person while a director) shall be paid and expenses incurred by a person in his or her capacity as one of the Company’s officers, trustees, employees or agents (and not in any other capacity in which service was or is rendered by such person while an officer, trustee, employee or agent) may be paid by the Company in advance of the final disposition of such proceeding as authorized by the Board of Directors in a specific case upon receipt of an undertaking by or on behalf of that person to repay such amounts unless it is ultimately determined that that person is entitled to be indemnified by the Company as authorized by the DGCL.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16. Exhibits
4.1	Certificate of Incorporation of XO Holdings, Inc., as filed with the Secretary of State of the State of Delaware on October 25, 2005 (Incorporated herein by reference to exhibit 3.1 filed with the Current Report on Form 8-K of XO Holdings, Inc. filed on March 06, 2006).

4.2	Bylaws of XO Holdings, Inc. (Incorporated herein by reference to exhibit 3.3 filed with Current Report, Form 8-K filed on March 06, 2006).

4.3	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and other Special Rights of the 6% Class A Convertible Preferred Stock and Qualifications, Limitations and Restrictions thereof, as filed with the Secretary of State of the State of Delaware on February 28, 2006. (Incorporated herein by reference to exhibit 3.2 filed with Current Report on Form 8-K of XO Holdings, Inc. filed on March 06, 2006).

4.4	Registration Rights Agreement, dated as of August 6, 2004, by and among XO Holdings, Inc. (as successor to XO Communications, Inc.), Tramore LLC, Cardiff Holdings, LLC and Amalgamated Gadget, L.P. (Incorporated herein by reference to exhibit 10.1 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended June 30, 2004, filed on August 9, 2004).

4.5	Amendment No. 1 to Registration Rights Agreement, dated as of April 28, 2006 (Incorporated herein by reference to exhibit 10.2 filed with the Current Report on Form 8-K of XO Holdings, filed on April 28, 2006).

5.1	Opinion of Willkie Farr & Gallagher LLP.*

12.1	Statement Regarding Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends.*

23.1	Consent of Willkie Farr & Gallagher LLP (included in their opinion filed as Exhibit 5.1).*

23.2	Consent of KPMG LLP.*

24.1	Powers of Attorney (included in signature page hereto).*

*	Filed herewith.
Item 17. Undertakings
     (a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the annual reports of the Company pursuant to Section 13(a) or Section 15(d) of the Securities Exchange of 1934 that are incorporated by reference in this registration statement, if any, shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) The undersigned Registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in such the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on June 20, 2006.

XO HOLDINGS, INC.
By:	/s/ Carl J. Grivner
	Name:	Carl J. Grivner
	Title:	President & Chief Executive Officer

POWER OF ATTORNEY
     We, the undersigned officers and directors of XO Holdings, Inc., hereby severally and individually constitute and appoint Simone Wu as the true and lawful attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Carl J. Grivner	Chief Executive Officer, President	June 20, 2006
Carl J. Grivner	and Director (Principal Executive Officer)

/s/ Greg Freiberg	Chief Financial Officer and Senior Vice President	June 20, 2006
Greg Freiberg	(Principal Financial Officer and Principal Accounting Officer)

/s/ Adam Dell	Director	June 20, 2006

Adam Dell

/s/ Jon F. Weber	Director	June 20, 2006

Jon F. Weber

/s/ Keith Meister	Director	June 20, 2006

Keith Meister

/s/ Fredrik G. Gradin	Director	June 20, 2006

Fredrik G. Gradin

/s/ Simone Wu

Simone Wu
Attorney-in-Fact

EXHIBIT INDEX
4.1	Certificate of Incorporation of XO Holdings, Inc., as filed with the Secretary of State of the State of Delaware on October 25, 2005 (Incorporated herein by reference to exhibit 3.1 filed with the Current Report on Form 8-K of XO Holdings, Inc. filed on March 06, 2006).

4.2	Bylaws of XO Holdings, Inc. (Incorporated herein by reference to exhibit 3.3 filed with Current Report, Form 8-K filed on March 06, 2006).

4.3	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and other Special Rights of the 6% Class A Convertible Preferred Stock and Qualifications, Limitations and Restrictions thereof, as filed with the Secretary of State of the State of Delaware on February 28, 2006. (Incorporated herein by reference to exhibit 3.2 filed with Current Report on Form 8-K of XO Holdings, Inc. filed on March 06, 2006).

4.4	Registration Rights Agreement, dated as of August 6, 2004, by and among XO Holdings, Inc. (as successor to XO Communications, Inc.), Tramore LLC, Cardiff Holdings, LLC and Amalgamated Gadget, L.P. (Incorporated herein by reference to exhibit 10.1 filed with the Quarterly Report on Form 10-Q filed by XO Communications, Inc. for the quarterly period ended June 30, 2004, filed on August 9, 2004).

4.5	Amendment No. 1 to Registration Rights Agreement, dated as of April 28, 2006 (Incorporated herein by reference to exhibit 10.2 filed with the Current Report on Form 8-K of XO Holdings, filed on April 28, 2006).

5.1	Opinion of Willkie Farr & Gallagher LLP.*

12.1	Statement Regarding Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends.*

23.1	Consent of Willkie Farr & Gallagher LLP (included in their opinion filed as Exhibit 5.1).*

23.2	Consent of KPMG LLP.*

24.1	Powers of Attorney (included in signature page hereto).*

*	Filed herewith.